                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)


                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  VIASOFT, INC.
                         (Name of Co-Offeror and Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   92552U-10-2
                      (CUSIP Number of Class of Securities)

                            CATHERINE HARDWICK, ESQ.
                        4343 E. CAMELBACK ROAD, SUITE 205
                             PHOENIX, ARIZONA 85018
                            TELEPHONE: (602) 667-2812
                            FACSIMILE: (602) 667-4233
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                 With copies to:
                             WILLIAM M. HARDIN, ESQ.
                            RONDA R. BECKERLEG, ESQ.
                           JENNIFER S.E. DORRIS, ESQ.
                              OSBORN MALEDON, P.A.
                      2929 NORTH CENTRAL AVENUE, SUITE 2100
                           PHOENIX, ARIZONA 85012-2794
                            TELEPHONE: (602) 640-9000
                            FACSIMILE: (602) 640-9050

                            CALCULATION OF FILING FEE

                     TRANSACTION VALUATION*           AMOUNT OF FILING FEE
                        $155,653,952.00                       N/A

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Amount previously paid:        $31,131.00
                  Form or registration no.:      Schedule TO
                  Filing party:                  Allen Systems Group, Inc.
                                                 ASG Sub, Inc.
                                                 Viasoft, Inc.
                  Date filed:                    May 4, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

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                                  TENDER OFFER


         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement"), dated May 26, 2000, filed by Viasoft, Inc., a Delaware corporation (the "Company" or "Viasoft"), with the Securities and Exchange Commission relating to the tender offer by the Company, made as part of a combined tender offer with ASG Sub, Inc., a Delaware corporation ("ASG Sub"), a wholly-owned subsidiary of Allen Systems Group, Inc. ("Allen Systems"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the tender offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule TO originally filed by ASG Sub, Allen Systems and the Company on May 4, 2000 (the "Initial Schedule TO"), which, as amended as set forth in Amendment No. 1 to the Initial Schedule TO ("Amendment No. 1 to the Initial Schedule TO"), Amendment No. 2 to the Initial Schedule TO ("Amendment No. 2 to the Initial Schedule TO") and Amendment No. 3 to the Initial Schedule TO ("Amendment No. 3 to the Initial Schedule TO"), is hereby expressly incorporated herein by reference.



         The information in the Offer to Purchase, including all schedules and annexes thereto, as amended as set forth in Amendment No. 1 to the Initial Schedule TO, Amendment No. 2 to the Initial Schedule TO and Amendment NO. 3 to the Initial Schedule TO, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.



ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented by the addition of the following thereto:


         The Offer expired at 12:00 midnight, Eastern time, on Friday, June 2, 2000 (the "Expiration Date"). Based upon a preliminary report from Equiserve, the depositary for the Offer, as of the Expiration Date, 16,926,908 Shares were validly tendered and not withdrawn (including Shares delivered pursuant to guaranteed delivery) pursuant to the Offer, representing approximately 93% of the outstanding Shares. ASG Sub and the Company have accepted these Shares for payment (excluding Shares subject to guarantee of delivery, which shall be accepted and paid for upon completion of delivery). Allen Systems, ASG Sub and the Company are expected to make payment for the accepted Shares on Monday, June 5, 2000 or promptly thereafter.


ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by the addition of the following thereto:


         On June 5, 2000, Viasoft and Allen Systems issued a joint press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit (a)(11) to this Final Amendment to the Schedule TO and is incorporated herein by reference.


ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.


         Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit:



         (a)(11) Joint Press Release of ASG Sub, Allen Systems and the Company, dated June 5, 2000.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      VIASOFT, INC.





                                      By: /s/ Kristine Kennedy Rieger
                                         --------------------------------------
                                         Name:  Kristine Kennedy Rieger
                                         Title: Senior Vice President,
                                                Secretary and General Counsel





Date:  June 5, 2000

                                INDEX TO EXHIBITS


  EXHIBIT
  NUMBER            DESCRIPTION OF EXHIBIT


(a)(11) Joint Press Release of ASG Sub, Allen Systems and the Company, dated June 5, 2000.